SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

to

SCHEDULE TO-I

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

ASHFORD HOSPITALITY TRUST, INC.

(Name of Subject Company (Issuer))

ASHFORD HOSPITALITY TRUST, INC.

(Name of Filing Persons (Offeror))

Title of Class of Securities	CUSIP Number of Class of Securities
8.45% Series D Cumulative Preferred Stock, par value $0.01 per share	044103406
7.375% Series F Cumulative Preferred Stock, par value $0.01 per share	044103604
7.375% Series G Cumulative Preferred Stock, par value $0.01 per share	044103703
7.50% Series H Cumulative Preferred Stock, par value $0.01 per share	044103802
7.50% Series I Cumulative Preferred Stock, par value $0.01 per share	044103885

Robert G. Haiman
Executive Vice President, General Counsel and Secretary
14185 Dallas Parkway, Suite 1100
Dallas, Texas 75254
(972) 490-9600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Richard M. Brand

William P. Mills

Gregory P. Patti Jr.

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

(212) 504-6000

CALCULATION OF FILING FEE

Transaction Valuation(1)(2)(3)	Amount of Filing Fee(4)(5)
$424,399,194.72	$55,087.02

(1)	This Issuer Tender Offer Statement on Schedule TO registers the maximum number of shares of the Registrant’s common stock, par value $0.01 per share (the “Common Stock”), that may be issued in connection with the exchange offers (the “Exchange Offers”) by the Registrant to exchange shares of Common Stock or cash for its shares of (a) 8.45% Series D Cumulative Preferred Stock, par value $0.01 per share (the “Series D Preferred Stock”), (b) 7.375% Series F Cumulative Preferred Stock, par value $0.01 per share (the “Series F Preferred Stock”), (c) 7.375% Series G Cumulative Preferred Stock, par value $0.01 per share (the “Series G Preferred Stock”), (d) 7.50% Series H Cumulative Preferred Stock, par value $0.01 per share (the “Series H Preferred Stock”), and (e) 7.50% Series I Cumulative Preferred Stock, par value $0.01 per share (the “Series I Preferred Stock”). The Series D Preferred Stock, Series F Preferred Stock, Series G Preferred Stock, Series H Preferred Stock and Series I Preferred Stock are collectively referred to as the “Preferred Stock.”

(2)	The Registrant previously registered 59,635,998 shares of Common Stock (the “Initial Shares”) with its initial filing of an Issuer Tender Offer Statement on Schedule TO on July 30, 2020 (File No. 005-79228). The Registrant is registering herewith an additional 66,412,815 shares of Common Stock (the “Additional Shares”).

(3)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f) of the Securities Act of 1933, as amended, based on the product of: (A) $261,802,031.22 (calculated as follows, with respect to the Initial Shares: (i) the product of (a) the average of the high and low prices per share of the Common Stock as reported on the New York Stock Exchange on July 29, 2020 and (b) 59,635,998 (the initial maximum number of shares of Common Stock that may be issued in the Exchange Offers)), plus (B) $162,597,163.5 (calculated as follows, with respect to the Additional Shares: (i) the product of (a) the average of the high and low prices per share of the Common Stock as reported on the New York Stock Exchange on September 8, 2020 and (b) 66,412,815 (the additional maximum number of shares of Common Stock that may be issued in the Exchange Offers), less (ii) $30,000,000 (the estimated amount of cash paid by the Registrant in the Exchange Offers)).
(4)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $129.80 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934.
(5)	The filing fee was previously paid.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$65,575.74
Filing Party:	Ashford Hospitality Trust, Inc.
Form or registration no.:	Form S-4 and Form S-4/A
Date Filed:	July 20, 2020 and September 9, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Tender Offer Statement”) relates to the offer by Ashford Hospitality Trust, Inc., a Maryland corporation (the “Company”), upon the terms and subject to the conditions set forth in the Prospectus/Consent Solicitation, dated September 9, 2020 (the “Prospectus”), to exchange any and all of the outstanding shares of the following series of its preferred stock for, at the election of each holder, the consideration defined below (each an “Exchange Offer” and collectively the “Exchange Offers”):

Security	CUSIP	Symbol	Shares Outstanding	Cash Option Per Share	Stock Option Per Share
8.45% Series D Cumulative Preferred Stock, par value $0.01 per share (the “Series D Preferred Stock”)	044103406	AHTprD	2,389,393	$7.75 in cash (the “Series D Cash Option”)	5.58 shares of newly issued common stock of the Company, par value $0.01 (the “Common Stock”) (the “Series D Stock Option”, and together with the Series D Cash Option, the “Series D Consideration Options”).
7.375% Series F Cumulative Preferred Stock, par value $0.01 per share (the “Series F Preferred Stock”)	044103604	AHTprF	4,800,000	$7.75 in cash (the “Series F Cash Option”)	5.58 shares of newly issued Common Stock (the “Series F Stock Option”, and together with the Series F Cash Option, the “Series F Consideration Options”).
7.375% Series G Cumulative Preferred Stock, par value $0.01 per share (the “Series G Preferred Stock”)	044103703	AHTprG	6,200,000	$7.75 in cash (the “Series G Cash Option”)	5.58 shares of newly issued Common Stock (the “Series G Stock Option”, and together with the Series G Cash Option, the “Series G Consideration Options”).
7.50% Series H Cumulative Preferred Stock, par value $0.01 per share (the “Series H Preferred Stock”)	044103802	AHTprH	3,800,000	$7.75 in cash (the “Series H Cash Option”)	5.58 shares of newly issued Common Stock (the “Series H Stock Option”, and together with the Series H Cash Option, the “Series H Consideration Options”).
7.50% Series I Cumulative Preferred Stock, par value $0.01 per share (the “Series I Preferred Stock”)	044103885	AHTprI	5,400,000	$7.75 in cash (the “Series I Cash Option”)	5.58 shares of newly issued Common Stock (the “Series I Stock Option”, and together with the Series I Cash Option, the “Series I Consideration Options”).

The information in the Prospectus, including all schedules and appendices thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO.

Item 1. Summary Term Sheet.

Item 1001 of Regulation M-A

The information set forth in the Prospectus under “The Exchange Offers and the Consent Solicitation Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

Item 1002(a) through (c) of Regulation M-A

(a)	The name of the subject company is Ashford Hospitality Trust, Inc. The address of its principal executive office is 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254. Its telephone number is (972) 490-9600.

(b)	As of September 4, 2020, we had 13,058,909 shares of our common stock, par value $0.01 (the “Common Stock”) issued and outstanding, 2,389,393 shares of our 8.45% Series D Cumulative Preferred Stock, par value $0.01 per share (the “Series D Preferred Stock”), 4,800,000 shares of our 7.375% Series F Cumulative Preferred Stock, par value $0.01 per share (the “Series F Preferred Stock”), 6,200,000 shares of our 7.375% Series G Cumulative Preferred Stock, par value $0.01 per share (the “Series G Preferred Stock”), 3,800,000 shares of our 7.50% Series H Cumulative Preferred Stock, par value $0.01 per share (the “Series H Preferred Stock”), and 5,400,000 shares of our 7.50% Series I Cumulative Preferred Stock, par value $0.01 per share (the “Series I Preferred Stock”).

(c)	The information set forth in the Prospectus under “Market Price for the Common Stock and Preferred Stock” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

Item 1003(a) of Regulation M-A

(a)	The name of the filing person is Ashford Hospitality Trust, Inc. The address of its principal executive office is 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254. Its telephone number is (972) 490-9600.

Item 4. Terms of the Transaction.

Item 1004(a) and (b) of Regulation M-A

(a)(1)(i)	The information set forth in the Prospectus under “The Exchange Offers and the Consent Solicitation—General” is incorporated herein by reference.

(a)(1)(ii)	The information set forth in the Prospectus under “The Exchange Offers and the Consent Solicitation—General” is incorporated herein by reference

(a)(1)(iii)	The information set forth in the Prospectus under “The Exchange Offers and the Consent Solicitation—General” is incorporated herein by reference.

(a)(1)(iv)	Not applicable.

(a)(1)(v)	The information set forth in the Prospectus under “The Exchange Offers and the Consent Solicitation—Extension, Termination and Amendment” is incorporated herein by reference.

(a)(1)(vi)	The information set forth in the Prospectus under “The Exchange Offers and the Consent Solicitation—Withdrawal Rights” is incorporated herein by reference.

(a)(1)(vii)	The information set forth in the Prospectus under “The Exchange Offers and the Consent Solicitation—Procedure for Tendering Shares” and “The Exchange Offers and the Consent Solicitation—Withdrawal Rights” is incorporated herein by reference.

(a)(1)(viii)	The information set forth in the Prospectus under “The Exchange Offers and the Consent Solicitation—Exchange of Shares; Offer Consideration” is incorporated herein by reference.

(a)(1)(ix)	Not applicable.

(a)(1)(x)	The information set forth in the Prospectus under “The Exchange Offers and the Consent Solicitation—Differences in Rights of Our Common Stock and Preferred Stock” is incorporated herein by reference.

(a)(1)(xi)	Not applicable.

(a)(1)(xii)	The information set forth in the Prospectus under “Material U.S. Federal Income Tax Considerations” and “Risk Factors—Risks Related to Exchange Offers and the Consent Solicitation” is incorporated herein by reference.

(a)(2)(i)-(a)(2)(vii) Not applicable.

(b)	Not applicable.

Item 5. Past Contacts, Negotiations and Agreements.

Item 1005(e) of Regulation M-A

(e)	Not applicable

Item 6. Purposes of the Transaction and Plans or Proposals.

Item 1006(a) through (c) of Regulation M-A

(a)	The information set forth in the Prospectus under “Background of the Exchange Offers and the Consent Solicitation—Background of the Exchange Offers and the Consent Solicitation” is incorporated herein by reference.

(b)	The information set forth in the Prospectus under “The Exchange Offers and the Consent Solicitation—Consent Solicitation Provisions” is incorporated herein by reference.

(c)(1)	The information set forth in the Prospectus under “Background of the Exchange Offers and the Consent Solicitation—Other Plans” and “The Exchange Offers and the Consent Solicitation—Consequences for Failure to Participate” is incorporated herein by reference.

(c)(2)	The information set forth in the Prospectus under “Background of the Exchange Offers and the Consent Solicitation—Other Plans” and “The Exchange Offers and the Consent Solicitation—Consequences for Failure to Participate” is incorporated herein by reference.

(c)(3)	The information set forth in the Prospectus under “Background of the Exchange Offers and the Consent Solicitation—Other Plans,” “The Exchange Offers and the Consent Solicitation—General,” “The Exchange Offers and the Consent Solicitation—Consequences for Failure to Participate,” and “Dividend Policy and Dividends Paid on Our Common Stock” is incorporated herein by reference.

(c)(4)	None.

(c)(5)	The information set forth in the Prospectus under “Background of the Exchange Offers and the Consent Solicitation—Other Plans” and “The Exchange Offers and the Consent Solicitation—Consequences for Failure to Participate” is incorporated herein by reference.

(c)(6)	Following the completion of the each of the Exchange Offers, we intend to apply to the NYSE to delist the applicable series of Preferred Stock.

(c)(7)	The information set forth in the Prospectus under “The Exchange Offers and the Consent Solicitation—Eligible for Termination of Registration under the Exchange Act” is incorporated herein by reference.

(c)(8)	None.

(c)(9)	The information set forth in the Prospectus under “Background of the Exchange Offers and the Consent Solicitation—Background of the Exchange Offers and the Consent Solicitation,” “The Exchange Offers and the Consent Solicitation—Conditions of the Exchange Offer” and “Capitalization” is incorporated herein by reference.

(c)(10)	None.

Item 7. Source and Amount of Funds or Other Consideration.

Item 1007(a), (b) and (d) of Regulation M-A

(a)	The information set forth in the Prospectus under “The Exchange Offers and the Consent Solicitation—Source of Funds” is incorporated herein by reference.

(b)	The information set forth in the Prospectus under “The Exchange Offers and the Consent Solicitation—Conditions of the Exchange Offers” is incorporated herein by reference.

(d)	None.

Item 8. Interest in Securities of the Subject Company.

Item 1008 of Regulation M-A

(a)	The information set forth in the Prospectus under “Directors, Executive Officers and Control Persons” and “Beneficial Ownership” is incorporated herein by reference.

(b)	None.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

Item 1009(a) of Regulation M-A

(a)	The information set forth in the Prospectus under “The Exchange Offers and the Consent Solicitations—Retail Processing Fee” is incorporated herein by reference.

Item 10. Financial Statements.

Item 1010(a) and (b) of Regulation M-A

(a)(1)	The financial statements set forth in the Prospectus, beginning on page F-43 thereof, are incorporated herein by reference.

(a)(2)	The financial statements set forth in the Prospectus, beginning on page F-2 thereof, are incorporated herein by reference.

(a)(4)	The information set for the in the Prospectus under “Summary Historical and Unaudited Pro Forma Financial Information” is incorporated herein by reference.

(b)(1)	None.

(b)(2)	None.

(b)(3)	The information set forth in the Prospectus under “Summary Historical and Unaudited Pro Forma Financial Information” is incorporated herein by reference.

Item 11. Additional Information.

Item 1011 of Regulation M-A

(a)(1)	None.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	None.

(c)	None.

Item 12. Exhibits.

Item 1016(a), (b), (d), (g) and (h)

Exhibit No.	Description
(a)(1)(A)	Prospectus/Consent Solicitation, dated September 9, 2020 (the “Prospectus”) (incorporated by reference to Amendment No. 2 to the Company’s Registration Statement on Form S-4 (Reg. No. 333-239961), filed September 9, 2020

(a)(1)(B)	Retail Processing Form

(a)(1)(C)	Form of Letter to Preferred Shareholders

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust companies and Other Nominees

(a)(1)(E)	Investor Presentation

(a)(4)	The Prospectus (see Exhibit (a)(1)(A))

(a)(5)(A)	Articles of Amendment (included as Annex A to the Prospectus; see Exhibit (a)(1)(A))

(c)(1)	Legal Opinion of Hogan Lovells US LLP

(c)(2)	Legal Opinion of Locke Lord LLP

Item 13. Information Required By Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ashford Hospitality Trust, Inc.

By:	/s/ Deric S. Eubanks
Deric S. Eubanks
Chief Financial Officer and Treasurer

Date: September 9, 2020

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Prospectus/Consent Solicitation, dated September 9, 2020 (the “Prospectus”) (incorporated by reference to Amendment No. 2 to the Company’s Registration Statement on Form S-4 (Reg. No. 333-239961), filed September 9, 2020

(a)(1)(B)	Retail Processing Form

(a)(1)(C)	Form of Letter to Preferred Shareholders

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust companies and Other Nominees

(a)(1)(E)	Investor Presentation

(a)(4)	The Prospectus (see Exhibit (a)(1)(A))

(a)(5)(A)	Articles of Amendment (included as Annex A to the Prospectus; see Exhibit (a)(1)(A))

(c)(1)	Legal Opinion of Hogan Lovells US LLP

(c)(2)	Legal Opinion of Locke Lord LLP